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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                               VENTIV HEALTH, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

         COMMON STOCK,                                     922793104
   PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
(TITLE OF CLASS OF SECURITIES)                           (CUSIP NUMBER)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 5 Pages


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NY2:\877821\01\74807.0076

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                922793104                              13G                                            Page 2 of 5
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 Daniel M. Snyder
                          I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*                                   (a) / /
                                                                                                               (b) / /
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                        United States of America
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                          3,126,541
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                            None.
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                     3,126,541
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8                SHARED DISPOSITIVE POWER:                                       None.
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              3,126,541
----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*                  N/A
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       13.0%
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                                IN
----------------------    -------------------------------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

           (a)        The name of the issuer is Ventiv Health, Inc. (the
                      "Issuer").

           (b) The address of the Issuer's principal executive office is 1114 Avenue of the Americas, New York, New York 10036.

ITEM 2.  IDENTITY OF PERSON FILING

           (a) - (c)  This report is being filed by Daniel M. Snyder with a business address of c/o Snyder Communications, Inc., 6903 Rockledge Drive, 15th Floor, Bethesda, MD 20817 (the "Reporting Person"). The Reporting Person is a citizen of the United States.

           (d) - (e)  This report covers the Issuer's Common Stock, par value $.001 per share (the "Common Stock"). The CUSIP number of the Common Stock is 922793104.

ITEM 3.

           Not Applicable.

ITEM 4. OWNERSHIP

           (a)        Amount Beneficially Owned as of December 31, 1999:

                      3,126,541

           (b) Percent of Class based on 24,107,041 shares outstanding as of December 31, 1999:

                      13.0%

           (c)        Number of shares as to which such person has:

                      (i) Sole power to vote or direct the vote:

                      3,126,541

                      (ii) Shared power to vote or direct the vote:

                      None.

                      (iii) Sole power to dispose or to direct the disposition of:

                      3,126,541


                               Page 3 of 5 Pages

                      (iv) Shared power to dispose or direct the disposition of:

                      None.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10. CERTIFICATION

           Not applicable.



                               Page 4 of 5 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated: March 7, 2000




                                                /s/ Daniel M. Snyder
                                                --------------------------------
                                                By: Daniel M. Snyder


                               Page 5 of 5 Pages